SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hutchison China MediTech Limited

(Name of Issuer)

American depositary shares (each representing five Ordinary Shares)

and Ordinary Shares, par value US$0.10 per share

(Title of Class of Securities)

44842L1031

(CUSIP Number)

Edith Shih

48th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Telephone: +852 2128 1432

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1              This CUSIP number applies to the Issuer’s American depositary shares, each representing five ordinary shares, par value US$0.10 per share, of the Issuer.

CUSIP No. 44842L103	Schedule 13D/A

1		Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Hutchison Healthcare Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 340,978,770(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 340,978,770(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 340,978,770(1)
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 51.2%(2)
14		Type of Reporting Person (See Instructions) CO

(1) Represents the 340,978,770 ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, of Hutchison China MediTech Limited (the “Issuer”), held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 666,577,450 Ordinary Shares reported to be outstanding in the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on June 12, 2019.

CUSIP No. 44842L103	Schedule 13D/A

1		Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Hutchison Whampoa (China) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 340,978,770(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 340,978,770(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 340,978,770(1)
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 51.2%(2)
14		Type of Reporting Person (See Instructions) CO

(1) Represents the 340,978,770 ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, of Hutchison China MediTech Limited (the “Issuer”), held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 666,577,450 Ordinary Shares reported to be outstanding in the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on June 12, 2019.

CUSIP No. 44842L103	Schedule 13D/A

1		Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CK Hutchison Global Investments Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 340,978,770(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 340,978,770(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 340,978,770(1)
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 51.2%(2)
14		Type of Reporting Person (See Instructions) CO

(1) Represents the 340,978,770 ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, of Hutchison China MediTech Limited (the “Issuer”), held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 666,577,450 Ordinary Shares reported to be outstanding in the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on June 12, 2019.

CUSIP No. 44842L103	Schedule 13D/A

1		Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CK Hutchison Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 340,978,770(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 340,978,770(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 340,978,770(1)
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 51.2%(2)
14		Type of Reporting Person (See Instructions) CO

(1) Represents the 340,978,770 ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, of Hutchison China MediTech Limited (the “Issuer”), held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 666,577,450 Ordinary Shares reported to be outstanding in the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on June 12, 2019.

CUSIP No. 44842L103	Schedule 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2017 (the “Schedule 13D”), and is being filed jointly by Hutchison Healthcare Holdings Limited (“Hutchison Healthcare”), Hutchison Whampoa (China) Limited, CK Hutchison Global Investments Limited and CK Hutchison Holdings Limited.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 1                                    Security and Issuer

Item 1 is hereby amended by replacing it in its entirety with the following:

This Schedule 13D relates to the ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, and the American depositary shares (“ADSs”), each representing five Ordinary Shares, of Hutchison China MediTech Limited (the “Issuer”). The Issuer’s principal executive offices are located at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Item 2                                    Identity and Background

The first paragraph of Item 2(b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The principal business office of each of the Reporting Persons is: c/o CK Hutchison Holdings Limited, 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Item 4                                    Purpose of Transaction

Item 4 is hereby supplemented by inserting the following at the end thereof:

On July 2, 2019, pursuant to a certain underwriting agreement (the “Underwriting Agreement”), by and among the Issuer, Morgan Stanley & Co. LLC, as the underwriter (the “Underwriter”), and Hutchison Healthcare, as the selling shareholder, dated June 27, 2019, Hutchison Healthcare sold to the Underwriter 12,000,000 ADSs at a price of US$24.00 per ADS, less underwriting discounts and commissions, in an underwritten public offering (the “Offering”) pursuant to the Issuer’s Registration Statement on Form F-3 (File No. 333-217101) and the prospectus supplement and the accompanying prospectus that were filed with the SEC on July 2, 2019.

The information set forth in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement, attached hereto as Exhibit 4.1.

CUSIP No. 44842L103	Schedule 13D/A

Item 5                                    Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) are hereby amended by replacing them in their entirety with the following:

The information required by Items 5(a) and 5(b) is set forth in Rows 7-13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

To the knowledge of the Reporting Persons, among the directors and executive officers of each Reporting Person listed in Schedule A to the Schedule 13D:

•                  Mr. Simon To owns 133,237 ADSs and 1,800,000 Ordinary Shares, collectively representing approximately 0.4% of the Issuer’s Ordinary Shares. Mr. Simon To has the sole power to vote or direct the vote with respect to such Ordinary Shares and ADSs;

•                  Ms. Edith Shih owns 100,000 ADSs and 700,000 Ordinary Shares, collectively representing approximately 0.2% of the Issuer’s Ordinary Shares. Ms. Edith Shih has the sole power to vote or direct the vote with respect to such Ordinary Shares and ADSs; and

•                  none of the other persons named in Item 2 beneficially owns any Ordinary Shares or ADSs.

The foregoing ownership percentages are calculated based on an aggregate of 666,577,450 Ordinary Shares reported to be outstanding in the current report on Form 6-K of the Issuer submitted to the SEC on June 12, 2019.

(c). Except as described in this Amendment, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has effected any transaction in the Ordinary Shares or ADSs during the past sixty (60) days.

Item 6                                    Contracts, Arrangements, Understandings or Relationships with Respect to  Securities of the Issuer

Item 6 is hereby supplemented by inserting the following at the end thereof:

Underwriting Agreement

As described in Item 4 hereto, Hutchison Healthcare, the Issuer and the Underwriter have entered into the Underwriting Agreement. The information set forth in Item 4 with respect to the Underwriting Agreement is incorporated into this Item 6 by reference.

CUSIP No. 44842L103	Schedule 13D/A

Lock-Up Agreements

In connection with the Offering as described in answer to Item 4, each of Hutchison Healthcare and certain of its affiliates, including Mr. Simon To and Ms. Edith Shih, have agreed that, without the written consent of Morgan Stanley & Co. LLC, it will not, during the period ending 90 days after June 27, 2019, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the purchase of, or otherwise dispose of or transfer any shares of the Issuer’s ADSs or Ordinary Shares or any securities convertible into or exchangeable or exercisable for such ADSs or Ordinary Shares, whether now owned or hereafter acquired by it or with respect to which it has or hereafter acquires the power of disposition (the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of ADSs or Ordinary Shares or other securities, in cash or otherwise. These restrictions are subject to certain customary exceptions.

Morgan Stanley & Co. LLC, in is sole discretion, may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Item 7                                    Material to be Filed as Exhibits

a.              Exhibit 4.1 — Underwriting Agreement dated June 27, 2019, by and among Hutchison Healthcare, the Issuer and the Underwriter

b.              Exhibit 7.1 — Form of Lock-Up Agreement (included as Exhibit A to Exhibit 4.1)

Schedule A

The notes to Schedule A of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(1)                                 Unless otherwise indicated, the business address of each of the named persons is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

(2)                                 The principal business address of Hutchison Healthcare Holdings Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.  The business of Hutchison Healthcare Holdings Limited is investment holding of healthcare related investments.

(3)                                 The principal business address of Hutchison Whampoa (China) Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.  The business of Hutchison Whampoa (China) Limited is investment holding and trading.

(4)                                 The principal business address of CK Hutchison Global Investments Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.  The business of CK Hutchison Global Investments Limited is investment holding.

(5)                                 The principal business address of CK Hutchison Holdings Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business of CK Hutchison Holdings Limited comprises five core segments: ports and related services, retail, infrastructure, energy and telecommunications.

CUSIP No. 44842L103	Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2019

HUTCHISON HEALTHCARE HOLDINGS LIMITED

By:	/s/ Simon To
Name: Simon To
Title: Authorized Signatory

HUTCHISON WHAMPOA (CHINA) LIMITED

By:	/s/ Simon To
Name: Simon To
Title: Authorized Signatory

CK HUTCHISON GLOBAL INVESTMENTS LIMITED

By:	/s/ Edith Shih
Name: Edith Shih
Title: Authorized Signatory

CK HUTCHISON HOLDINGS LIMITED

By:	/s/ Edith Shih
Name: Edith Shih
Title: Authorized Signatory

List of Exhibits

Exhibit No	Description

4.1	Underwriting Agreement
7.1	Form of Lock-up Agreement (included in Exhibit 4.1)